                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE
                                                               FEBRUARY 27, 2006

            KINROSS RENEWS ACQUISITION AGREEMENT WITH CROWN RESOURCES

                BUCKHORN WILL CONTRIBUTE TO PRODUCTION INCREASES


ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS, UNLESS OTHERWISE STATED

TORONTO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross") has agreed to extend the termination date to acquire Crown Resources Corporation (OTCBB-CRCE) ("Crown") to December 31, 2006. When completed, this acquisition will allow Kinross to restart its Kettle River facilities which, along with the development of Crown's Buckhorn Mountain project will contribute to Kinross' growing production profile.

Kinross has signed an amendment (the "Amendment") with Crown to extend the termination date of the definitive acquisition agreement (the "Agreement") to December 31, 2006 and adjust the price that Kinross will pay to acquire Crown and its 100 per cent-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, just 67 kilometres from the Company's Kettle River mine.

Under the terms of the Amendment, shareholders of Crown will receive 0.32 shares of Kinross for each share of Crown, a decrease of 0.02 over the previous exchange ratio of 0.34, although the valuation collar has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 14.7 million common shares of Kinross will be issued upon the completion of the transaction.

"The acquisition of Crown and its Buckhorn Mountain deposit is an excellent fit with our growth plan," said Tye Burt, President and Chief Executive Officer of Kinross Gold Corporation. "Buckhorn's reserves will represent an important addition to our portfolio. Our existing Kettle River facilities and experience in the region will allow us to move forward as an important contributor in the area."

Kinross has also agreed to loan Crown $2 million if the transaction is not closed by July 1, 2006. The $2 million would be used to buy out the only existing net smelter return royalty from a third party covering the ore body at the Buckhorn Mountain property. The loan will have a three-year term and bear interest at the published (Wall Street Journal) prime rate at the time of borrowing, plus 3 per cent.

PRODUCTION GROWTH OUTLOOK

Assuming the completion of this transaction, Kinross has also released forecast production numbers for the years 2006 - 2009(1) as follows:

        |X| As previously disclosed in the 2005 third quarter results, in 2006, Kinross expects to produce approximately 1.44 million gold equivalent ounces


------------------------

(1)     Forecast production is based on the following gold prices assumptions:
        2007 - $475; 2008 - $475; 2009 - $425.

        |X| In 2007, Kinross expects to produce between 1.5 million and 1.6 million gold equivalent ounces.

        |X| In 2008, total production is expected to grow to between 1.6 million and 1.7 million gold equivalent ounces.

        |X| In 2009, total production is expected to grow to between 1.65 million and 1.75 million gold equivalent ounces.

"Kinross' exciting growth profile is evidence of our strategic objective of increasing cash flow and net asset value for shareholders," said Burt. "Kinross is driving forward with growth through the expansion of existing facilities. We will then use strategic acquisitions to upgrade our portfolio of mines."

BACKGROUND TO THE CROWN TRANSACTION

The agreement to acquire Crown was originally announced in November 2003. Now that Kinross is up-to-date in its financial filings, it has renewed the agreement on a new timetable. The transaction is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and other customary closing conditions. Both parties are working to close the transaction as rapidly as possible.

As at December 31, 2003, Crown had reported total proven and probable reserves at Buckhorn of approximately 2.8 million tonnes grading 11.1 grams per tonne gold and inferred mineral resources of approximately 0.3 million tonnes grading
15.0 grams per tonne gold as reported in the technical report prepared by SRK Consulting dated December 2003. The technical report containing information about reserves and resources is compliant with Canadian National Instrument 43-101, was filed on SEDAR on December 5, 2003 and can be found under Kinross' profile at www.sedar.com. Please refer to the technical report for details of the assumptions and qualifications relating to the above mineral reserve and resource estimates. With the assistance of an independent consulting engineering firm, Kinross is currently updating the Buckhorn Mountain reserve and mineralized material estimates.

ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada, has since 1993 become the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross' strong balance sheet and no-gold hedging policy allow us to take full advantage of increasing cash flow, revenues and profit margins per ounce of gold. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).



--------------------------------------------------------------------------------
                                 Kinross renews acquisition agreement with Crown
                                                                          Page 2

For additional information, e-mail INFO@KINROSS.COM or contact:

TRACEY M. THOM
DIRECTOR, INVESTOR RELATIONS
& CORPORATE COMMUNICATIONS
Tel. (416) 365-1362
Cell (416) 301-9022


--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, PRODUCTION FORECASTS, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS AND CROWN, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. FORWARD LOOKING STATEMENTS ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AS OF THE DAY THEY ARE MADE. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. DEVELOPMENT OF BUCKHORN MOUNTAIN IS SUBJECT TO THE SUCCESSFUL COMPLETION OF THE ACQUISITION OF CROWN BY KINROSS, THE COMPLETION AND IMPLEMENTATION OF AN ECONOMICALLY VIABLE MINING PLAN, OBTAINING THE NECESSARY PERMITS AND APPROVALS FROM VARIOUS REGULATORY AUTHORITIES, AND COMPLIANCE WITH OPERATING PARAMETERS ESTABLISHED BY SUCH AUTHORITIES. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' AND CROWN'S EXPECTATIONS, SUCH AS: UNCERTAINTIES RELATED TO EXPECTED PRODUCTION RATES, TIMING OF PRODUCTION AND COSTS OF PRODUCTION AND MILLING; UNCERTAINTIES RELATING TO MINERAL RESERVE ESTIMATES, UNCERTAINTIES RELATED TO UNEXPECTED JUDICIAL OR REGULATORY PROCEEDINGS, CHANGES IN LAWS AND REGULATIONS RELATING TO MINING, ENVIRONMENTAL PROTECTION AND HEALTH AND SAFETY OF MINE WORKERS; CHANGES IN THE PRICE OF GOLD AND SUPPLIES SUCH AS FUEL, DIESEL, TIRES, ENERGY, MINING EQUIPMENT AND SPARE PARTS; FLUCTUATION IN EXCHANGE RATES IN THE CANADIAN DOLLARS, CHILEAN PESO, BRAZILIAN REAL VERSUS THE US DOLLAR; UNEXPECTED ENVIRONMENTAL ISSUES; GEOPOLITICAL UNCERTAINTIES AND LABOUR STRIKES, WORK STOPPAGES OR OTHER EMPLOYMENT RELATED ISSUES. ADDITIONAL FACTORS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" IN ITS ANNUAL INFORMATION FORM AND ELSEWHERE IN KINROSS' AND CROWN'S DOCUMENTS FILED FROM TIME TO TIME WITH THE ONTARIO SECURITIES COMMISSION, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE ACQUISITION:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Kinross has filed a registration statement on Form F-4 with the Securities and Exchange Commission ("SEC") in connection with the proposed acquisition. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials included in the registration statement, as well as subsequent amendments to the registration statement when they become available, as they contain important information about Kinross, Crown and the proposed acquisition. The registration statement, including the proxy statement/prospectus and other relevant materials, and any other documents filed by Kinross or Crown with the SEC, may be obtained free of charge at the SEC's website at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from Kinross, when finalized and available.

Crown and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the proposed acquisition. A description of the interests of the directors and executive officers of Crown will be contained in the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC.




--------------------------------------------------------------------------------
                                 Kinross renews acquisition agreement with Crown
                                                                          Page 3